FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: October 18, 2004	By: /s/ Fred George Fred George President

Gammon Lake

Resources Inc.



2004 Annual Report

Table of *Contents*





2004 Highlights

Regained a 100% interest in the entire Ocampo Gold-Silver Project resulting in a consolidated project resource of 4.4-million ounces gold-equivalent, in all categories.

Raised more than CDN $53-million in private placement financings.

Obtained listing on the American Stock Exchange under the symbol "GRS".

Added to S&P/TSX Composite Index.





Letter From the *President*

September 2004





Dear Shareholders,

Over the past year Gammon Lake Resources Inc. has continued to make significant progress in the rapid development of the Ocampo Gold-Silver Project with greatly expanded exploration and development programs.

This year saw the launch of a 65,000-metre drilling program in the Northeast Underground Project Area, and subsequent exciting results from a total of five rounds of drilling. Underground development in the form of ramps and tunnels, initially planned at 2.5-kilmometres, was expanded this year to a planned 6-kilometres. Approximately 70% of drilling has been completed from underground drill stations facilitated by this development. To date Gammon Lake has made approximately 3-kilometres of advancement in underground development and has completed approximately 130,000-metres of drilling in more than 800 drill holes.

In November 2003, Gammon Lake completed the buy-out of Bolnisi Gold's interest in the Open-Pit Project Area, thereby regaining a 100% interest in the entire Ocampo Gold-Silver Project. This included all underground and open-pit resources and exploration targets at the project, and resulted in a consolidated project resource of 4.4-million ounces gold-equivalent, in all categories. The reconsolidation of the Ocampo Project will provide Gammon Lake with the opportunity to realize synergies arising from the integration of the Northeast Underground Project Area with the Open-Pit Project Area into a single mining and processing complex. This is expected to significantly reduce overall capital and operating costs and raise total production levels.

Early in the 2004 calendar year Gammon Lake announced the launch of an additional 30,000-metre deep drilling program focused on exploring the resource potential beneath the limits of the proposed pits in the Open-Pit Project Area. The first round of drilling returned positive results demonstrating underground extension of gold-silver mineralization open to depth and resulted in the discovery of a new near surface exploration target.

In early September, subsequent to the close of Gammon Lake's 2004 reporting year, the Company announced the completion of a new property-wide resource study. Management had established an objective of defining a resource of at least 6-



million ounces gold-equivalent in all categories within this study, and thus was extremely pleased to report a total, property-wide resource of 7.5-million ounces gold-equivalent.

With a strong financial backing from BMO Nesbitt Burns Inc., Gammon Lake's exploration and development projects continued to be well financed. Within the last year a total of more than CDN $53-million was raised in three separate private placement financings with BMO Nesbitt Burns Inc.

September 4, 2003, marked an important milestone for Gammon Lake when the Company began trading on the American Stock Exchange under the symbol "GRS." Meanwhile, Gammon Lake continues to trade on the Toronto Stock Exchange under the symbol "GAM." Yet another important achievement was made in June of this year when Gammon Lake Resources Inc. was added to the S&P/TSX Composite Index, S&P/TSX Small Cap Index, and the Global Industry Classification Standard Sector Materials Index. These achievements further demonstrate Gammon Lake's primary commitment to building shareholder values.

Gammon Lake continues to be the largest shareholder of Mexgold Resources Inc., owning 25% of Mexgold's issued and outstanding shares. We were pleased to announce Mexgold's transformation from exploration to producing mining company earlier this year when the Company completed the acquisition of the El Cubo Gold-Silver Mine in Guanajuato, Mexico, and concurrent CDN $45-million private placement financing with BMO Nesbitt Burns Inc.

We would like to thank you, our shareholders, for your continuing support. With the announcement of a newly defined and greatly expanded gold-silver resource early in the company's 2005 reporting year, and a feasibility study scheduled for completion within the 2004 calendar year, the Ocampo Project is now at a very advanced stage. We look forward to what stands to be the most exciting year yet for Gammon Lake Resources as the Company continues to develop one of the largest and highest-quality gold-silver projects in Mexico.

Sincerely,

Fred George
Chairman & President

The Ocampo Gold-Silver Project

The Ocampo Gold-Silver Project is located approximately 235-kilometres southwest of the state capital Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico. Discovered in 1804, Ocampo is a historic mining district. Large amounts of gold and silver have been extracted from the area, and it is reported that in the period between 1939 and 1941, one high-grade ore shoot in the Plaza de Gallos Mine produced over 3.8-tonnes of gold and 59 tonnes of silver.

Gammon Lake Resources Inc. has been actively developing and exploring the Ocampo Gold-Silver Project since early 1999. The Project is comprised of 44 concessions encompassing more than 3,500-hectares and consists of two project areas: the Northeast Underground Project Area and the Open-Pit Project Area. In November 2003, the Company completed the full consolidation of the Ocampo Project with the buy-back of the 60% earn-in interest in the Ocampo Open-Pit Joint Venture Area previously held by Bolnisi Gold NL, of Sydney, Australia. Gammon Lake now owns outright 100% of the Ocampo Gold-Silver Project.

As of July 31, 2004 the Ocampo Gold-Silver Project contained a 4.4-million ounce gold-equivalent resource (as defined mid-2003). This included a measured and indicated resource of 5,882,000-tonnes grading 4.03 grams per tonne gold and 202 grams per tonne silver in the Northeast Underground Project Area, and 16,613,000-tonnes grading 1.28 grams per tonne gold and 60 grams per tonne silver in the Open-Pit Project Area, as well as a further 10,496,000 tonnes grading 3.33 grams per tonne gold and 149 grams per tonne silver classified as an inferred resource. Gammon Lake has completed extensive drilling at the Ocampo Project over the past year, focused on expanding and upgrading this resource. To date, a total of 130,000-metres of drilling has been completed in 800 holes. As Gammon Lake's 2004 fiscal year came to a close the Company was nearing the completion of a new resource study, targeting a property-wide resource of 6-million ounces gold-equivalent, in all categories. The completion of this study, defining a property-wide gold-equivalent resource of 7.5-million ounces, was announced in early September 2004 (refer to Project Update and Outlook for details.)


NEW MEXICO
TEXAS
AZ
Ciudad Juarez
UNITED STATES
GULF
OF
MEXICO
CHIHUAHUA
MEXICO
PACIFIC
OCEAN
SONORA
CHIHUAHUA
Ciudad Chihuahua
La Junta
Pinos Altos
Cuauhtemoc
OCAMPO
COAHUILA
Hidalgo
de
Parral
Sta. Barbara
Guadalupe y Calvo
SINALOA
GULF OF
CALIFORNIA
North
Ocampo
Gold-Silver Project
Chihuahua, Mexico
Project Location Map



Gammon Lake Continues Aggressive Exploration Program in Northeast Ocampo Underground Project Area, Rapidly Advancing Ocampo Toward Production

The Northeast Underground Project Area is host to a 3-million ounce gold-equivalent resource, in all categories. Gammon Lake has launched an aggressive 65,000-metre drill program in this area with approximately 70% of drilling being completed from underground drill stations. The focus of this drilling is to expand the current high-grade resource below the level attained from surface drilling, complete in-fill drilling to elevate inferred resources to a measured and indicated category, and facilitate completion of the ongoing feasibility study.

Underground drilling is facilitated by the construction of 6-kilometres of ramp and tunnel development. To date approximately 3-kilometres has been completed. The ramp is a full production sized ramp, being built on a scale of 4.5-metres by 4-metres. Gammon Lake's immediate plans are to access two levels, vertically 60-metres apart. The first level has been accessed and the ramp is currently being extended down to the lower level. 102-metres of sampling from drifting along the Aventurero Vein on the first level has returned average grades of 7.5 grams per tonne gold and 225 grams per tonne silver, over an average width of 2.2-metres. The first 8-metres of drifting on the San Juan vein averaged 13.9 grams per tonne


Aventurero Vein direction of development drifting
Aventurero Tunnel Channel Samples Averaging 2.2-metres 7.5 g/t Au / 225 g/t Ag / 10.9 g/t eAu over 102-metres
Decline to lower levels
Workshop
Esperanza Vein Discovery Channel Sample 1.4-metres 18.9 g/t Au / 279 g/t Ag / 23.2 g/t eAu
San Juan Vein direction of development drifting
Aventurero Vein direction of development drifting
Ramp
Vein
Drill hole trace
N
0m 25 50m
Scale
NE Ocampo Project Ramp Development March 2004



gold and 355 grams per tonne silver, over an average width of 2.9-metres.

Over the course of the last year Gammon Lake has announced the results of the first five rounds of drilling from the 65,000-metre drill program. Results to date continue to meet management's expectations demonstrating a continuity of mineralization to depth, while the discovery of new, previously unknown high-grade structures demonstrates the benefit of underground development for exploration. La Esperanza Vein and the Veta Chica Vein were encountered during underground development and drilling. These two high-grade structures are example of blind targets, having no surface expression, and had not previously been identified as exploration targets. Selected highlights of results from the 65,000-metre drill program can be found in the tables below.

Selected Highlights from Surface Drilling as Part of the 65,000 - Metre Drill Program in the Northeast Underground Project Area

Target	Hole	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (65:1, g/t)
Maria	OG-69	1.5	20.10	201	23.2
Rosario	OG-78	1.5	9.40	575	18.2
Aventurero	OG-82	3.0	15.80	367	21.4
Aventurero	OG-85	7.5	5.00	224	8.4
	Includes	1.5	12.35	273	16.6
Las Animas	OG-88	3.0	5.73	809	18.2
San Amado	OG-89	12.0	6.04	161	8.5
	Includes	3.0	17.03	311	21.8
Aventurero	OG-92	6.2	9.88	265	14.0
	Includes	4.0	12.88	331	18.0
Las Animas	OG-95	21.0	6.40	284	10.8
	Includes	5.0	16.20	559	24.8
Aventurero	OG-99	4.0	7.00	637	16.8
Aventurero	OG-111	5.0	7.23	284	11.6
	Includes	2.0	13.54	346	18.9

Gold - equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and a silver price of US $4.61. The widths above are drill intercepts and not true widths.

Selected Highlights from Surface Drilling as Part of the 65,000 - Metre Drill Program in the Northeast Underground Project Area

Target	Hole	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (65:1, g/t)
Aventurero	OU-22	8.0	6.77	271	10.9
	Includes	2.0	13.20	465	20.3
San Juan	OU-22	15.0	14.87	554	23.38
	Includes	3.0	35.36	781	47.37
San Juan	OU-23	1.0	14.10	837	27.0
Aventurero	OU-24	1.0	11.25	883	24.8
San Juan	OU-29	1.5	4.14	1270	23.7
San Juan	OU-30	2.0	12.29	2083	44.33
San Juan	OU-31	3.0	53.04	370	58.7
	Includes	1.0	109.00	669	119.3
Aventurero	OU-34	4.0	24.28	1780	51.7
	Includes	1.0	84.00	6650	186.3
San Juan	OU-38	5.0	10.36	563	19.0
	Includes	1.0	15.45	1840	43.8
San Juan	OU-40	3.0	11.58	186	14.4
	Includes	1.0	23.10	309	27.9
San Juan	OU-41	8.0	5.54	241	9.2
	Includes	1.0	24.30	709	35.2
San Juan	OU-52	3.3	35.45	1018	51.1
	Includes	1.8	62.11	1649	87.5
La Esperanza	OU-61	0.5	15.80	328	20.8
La Esperanza	OU-62	3.8	5.13	151	7.5
	Includes	1.0	15.40	399	21.5
San Juan	OU-70	3.0	4.57	435	11.3
	Includes	1.0	9.20	1055	25.4
San Juan	OU-72	6.0	8.16	164	10.7
	Includes	2.0	17.65	359	23.2
La Esperanza	OU-95	7.0	14.82	161	17.3
	Includes	1.0	90.40	812	102.9
Aventurero	OU-100	1.0	390.00	1402	411.6

Gold - equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and a silver price of US $4.61. The widths above are drill intercepts and not true widths.

The Ocampo Open-Pit Project Area Offers Potential for Significant Low Cost Bulk Tonnage, While Deep Drilling Reveals Potential for Additional High-Grade Underground Resource

The Open-Pit Project Area, on the PGR trend, is host to a 1.4-million ounce gold-equivalent resource, in all categories (as per 2003 resource study). In January of this year Gammon Lake launched an additional 30,000-metre drill program focused on exploring the high-grade underground resource potential beneath the limits of the proposed open-pits at the Ocampo Open-Pit Project Area. Upon review of the results of limited deep drilling completed by Bolnisi Gold (as part of the former Bolnisi joint-venture agreement), Gammon Lake management concluded that there may be potential for as much or more high-grade underground resource in the Open-Pit Project Area as that found in the Northeast Underground Project Area.

The first round of drilling from the 30,000-metre drill program returned positive results with 18 drill holes producing 14 intercepts above a 3.0 grams per tonne underground cut-off grade. These results continue to meet management's expectations, demonstrating underground extension of gold-silver mineralization open to depth. Selected highlights of results from the first round of drilling can be found in the table below.

Selected Highlights from 30,000 - Metre Deep Drill Program in the Open - Pit Project Area

Target	Hole	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (65:1, g/t)
Plaza de Gallos	OG-116	6.0	2.85	180	5.6
	Includes	2.0	6.88	424	13.4
Plaza de Gallos	OG-119	9.7	3.19	258	7.2
	Includes	1.0	8.26	889	21.9
	Includes	1.0	6.20	496	13.8
Alma	OG-124	4.5	2.28	318	7.2
Refugio	OG-124	3.0	15.26	227	18.7
Picacho	OG-126	3.0	3.08	452	10.0
Conico	OG-138	1.0	7.10	801	19.4

Gold - equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and a silver price of US $4.61. The widths above are drill intercepts and not true widths.

In addition to high-grade gold-silver mineralization encountered at depth, the Open-Pit Project Area contains significant shallowly emplaced lower grade mineralization. Recent deep drilling to test the underground resource potential beneath the limits of the proposed open-pits encountered a shallow body of gold-silver mineralization aligned parallel to the PGR trend. This has been identified as a new surface target. Results of additional shallow drilling have been incorporated into the new property-wide resource study and will add to the size of the resources/reserve contained in the Open-Pit Area.

Project Update and Outlook

As the Company's 2005 reporting year began, Gammon Lake completed a new property-wide resource study combining both the Northeast Underground Project Area and the Open-Pit Project Area. The new resource calculation, as illustrated in the two tables below, contains 1.85-million gold ounces and 76.7-million silver ounces in the measured and indicated categories and a further 2.55-million gold ounces and 127.8-million silver ounces in the inferred category. On a gold-equivalent basis, the expanded, newly outlined resource at the Ocampo Project contains approximately 3.03-million ounces in the measured and indicated categories and 4.53-million ounces in the inferred category.

Ocampo Total District Mineral Resource Summary, September 2004

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	Gold-Equivalent (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces Gold-Equivalent
Northeast Area	Underground	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000
	Surface	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000
	Total Northeast Area Measured & Indicated	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000
Open-Pit Area	Open-Pit	1.03	37	1.6	32,192,000	1,067,000	38,698,000	1,667,000
	High-Grade below Open-Pit Area	3.15	192	6.1	691,000	70,000	4,264,000	136,000
	Total Open-Pit Area Measured & Indicated	1.07	40	1.7	32,883,000	1,137,000	42,962,000	1,803,000
Total Ocampo Measured & Indicated		1.46	61	2.4	39,245,000	1,847,000	76,682,000	3,030,000
Total Northeast Area Inferred		4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000
Total Open-Pit Area Inferred		3.06	119	4.9	7,930,000	779,000	30,289,000	1,251,000
Total Ocampo Inferred		3.75	188	6.7	21,156,000	2,552,000	127,770,000	4,528,000

The above was calculated using gold-equivalent cutoff grades of 3.0 g/t for Northeast underground and high-grade below open-pit area, 0.4 g/t for northeast surface, and 0.3 g/t for open-pit area. Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77.

The results of this study are now being incorporated into an on-going feasibility study for the Ocampo Project. Feasibility is expected to be completed within the fourth quarter of the 2004 calendar year and will include new reserve and resource calculations, mining plans for open pits in the Open-Pit Project Area, mining plans for underground mining in the Northeast Underground Project Area, process plant (Mill) design, a heap leach circuit, site plans, and financial evaluation.



Gammon Lake Resources Inc. Holds 25% stake in Mexgold Resources Inc.

Gammon Lake Resources Inc. is the largest shareholder of Mexgold Resources Inc., owning 25% of the issued and outstanding shares. Mexgold is a Canadian based resource company with a 100% interest in two properties in Mexico: the El Cubo Gold-Silver Mine and the Guadalupe Gold-Silver Project. The Company is listed on the TSX-Venture Exchange under the symbol "MGR".

The El Cubo Gold-Silver Mine is a producing mine located in Guanajuato, Mexico. The Mine has been in continuous operation for over 200-years, producing an average of 58,000 ounces gold-equivalent per year over the past five years. The El Cubo Mine has tremendous exploration potential. Mexgold has launched a systematic program of exploration and development in effort to increase production from the underground mine, thereby utilizing the full capacity of the existing modern metallurgical plant. This should result in annualized production in excess of 100,000 ounces of gold-equivalent per year, and a reduction of the current average cash cost per ounce. Mexgold is targeting an expansion of the project resource to over 2-million ounces gold-equivalent.

Mexgold is also continuing advanced exploration at the Guadalupe Gold-Silver Project located in Chihuahua, Mexico. The project is host to an inferred resource of 1.78-million ounces gold-equivalent. In response to highly positive drill results this past year, the Company stepped up their initial 10,000-metre drilling program at the project to 30,000-metres. Guadalupe is already a historically famous, high-grade mining district. Past mining in the area produced approximately 2-million ounces of gold and 28-million ounces of silver at estimated production grades of 37 grams per tonne gold and 870 grams per tonne silver.

For more information on Mexgold Resources Inc., please visit the Mexgold website at: www.mexgold.com.

Glenn R. Clark, P. Eng is the qualified person responsible for the technical information in this annual report.





September 20, 2004

This management discussion and analysis should be read in conjunction with the consolidated financial statements of the Company for the year ended July 31, 2004 including all accompanying notes to the financial statements.

Gammon Lake Resources Inc. ("the Company") is a public junior gold and silver mining exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company has ongoing advanced stage exploration and development at its Ocampo Project. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 14 to the consolidated financial statements for the year ended July 31, 2004. The Company's reporting currency is in Canadian dollars unless otherwise noted.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

2004 Highlights

- Defines expanded **7.5 Million Ounce Gold-equivalent** resource at Ocampo Gold-Silver Project; Sep 2004
- **$54 million raised** in 3 fully-subscribed private placements with BMO Nesbitt Burns (Aug-03, Nov-03 and Feb-04)
- Completed joint venture partner **buy-out** of Ocampo open-pit project; Nov-03
- Additional **investment of 5.9 million shares in Mexgold Resources Inc.**; a junior resource issuer (TSX Venture) with an operational mine and exploration properties in Mexico; Feb 2004
- Commenced trading on the **American Stock Exchange**; Sep 2003
- Added to the **S&P/TSX Composite Index**, the S&P/TSX Small Cap Index and the Global Industry Classification Standard Sector Materials Index; Jun 2004
- Completed **41,300-metres of drilling** in 187 drill holes as part of the 65,000 metre drill program since August 1, 2003
- Completed 3 **kilometres of underground tunneling** and in the process discovered new high-grade structures(La Esperanza and Veta Chica)

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com.

Overall Performance

In the past year, the Company reached several of its significant short-term and long-term goals and is well positioned to meet the immediate objective of completing a feasibility study for the Ocampo Project by the end of the fourth quarter of the 2004 calendar year.

In November 2003, the Company completed a buy-out of its joint venture partner, Bolnisi Gold NL, in the open-pit project at a cost of US$ 5 million (CAD$ 6.5 million). This enabled the Company to combine the Ocampo underground project and the open-pit project. The Company is now positioned to realize possible synergies from a unified mining and processing complex. A combined underground and open pit mine and processing facility is expected to significantly reduce overall capital and operating costs and raise total production levels. Based on the work completed by Bolnisi and the recent scoping study by Kappes Cassidy & Associates, the Company will target an initial production level approaching 300,000 ounces gold equivalent per annum in the combined project feasibility study.

In February 2004, the Company increased its investment in Mexgold Resources Inc. (Mexgold) through the purchase of 5.9 million shares for a total cost of $11.8 million to maintain its approximate 25% interest in this company. Mexgold is a junior gold-silver exploration and production company traded on the TSX Venture Exchange with two properties in Mexico: the Guadalupe Y Calvo gold-silver exploration and development stage mineral property, and the El Cubo operational gold-silver mine. The Company believes this investment provides shareholders with the opportunity to participate in two Mexican properties, a gold-silver exploration property and a gold-silver mining property, that have excellent potential in terms of mineralization.

The Company continued underground development and exploration on the Ocampo gold-silver project through its two major programs: the construction of six kilometers of underground tunnels and ramps, and a 65,000-metre diamond core drill program. Through these projects, the Company has increased its resource to a 7.5 million ounce gold-equivalent.

Selected Annual Information

The following selected information has been extracted from the Company's audited consolidated financial statements for the year ended July 31, 2004.

Selected Annual Information (July 31)	2004 $	2003 $	2003 $
Revenue	635,056	466,143	143,039
Net loss	(6,958,300)	(534,771)	(2,207,661)
Net loss per share, basic and diluted[1]	(0.13)	(0.02)	(0.09)
Cash dividends declared	Nil	Nil	Nil
Assets	112,532,744	57,910,540	55,553,821
Long-Term Liabilities	9,304,400	9,870,000	11,028,111

Summary of Quarterly Results

The following selected information has been extracted from the Company's quarterly financial statements for the years ended July 31, 2004 and 2003

Selected Quarterly Information	For the Quarter Ended			
	31 - Jul - 04 $	30 - Apr - 04 $	31 - Jan - 04 $	31 - Oct - 03 $
Revenue	81,017	109,335	138,373	306,331
Net loss	(442,482)	(2,189,825)	(2,370,981)	(1,955,032)
Net loss per share, basic and diluted(1)	(0.01)	(0.04)	(0.05)	(0.04)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	112,532,744	108,052,793	87,635,912	71,563,163
Long-Term Liabilities	9,304,400	9,594,900	9,242,800	9,237,900

Selected Quarterly Information	For the Quarter Ended			
	31 - Jul - 03 $	30 - Apr - 03 $	31 - Jan - 03 $	31 - Oct - 02 $
Revenue	106,381	115,312	107,060	137,470
Net loss	(934,092)	(293,043)	818,904	(126,540)
Net loss per share, basic and diluted(1)	(0.03)	(0.01)	0.02	(0.004)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	57,910,540	58,219,522	57,222,487	55,420,720
Long-Term Liabilities	9,870,000	10,034,500	10,703,000	10,982,700

(1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive, with the exception of the quarter ended January 31, 2003. In this period, the basic earnings per share were equal to the diluted earnings per share.

Effective August 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock Based Compensation and Other Stock-based Payments for employees and non-employees. During the current fiscal year $3,971,022 (2003 and 2002 - $nil) was recorded as contributed surplus based on the fair value of employee and consultant's options and broker warrants granted in the year. The corresponding amounts were recorded in professional fees ($2,633,800), wages ($39,260) and share issue costs deducted from the proceeds of capital stock ($1,297,962).

Results of Operations

During the year ended July 31, 2004, the Company earned income of $635,056 (2003 - $466,143), of which $405,056 (2003 - $106,143) was due to interest on short-term investments and $230,000 (2003 - $360,000) to management fees paid by a former joint venture partner. Interest income has increased in 2004 as the Company had higher than average cash balances from previous years due to additional funds raised during 2004 for exploration and development programs. The Company completed a buy-out of its Ocampo open-pit joint venture partner during the year, with a corresponding decrease in the management fees received from the joint venture earn-in agreement.

Amortization expense for the year ended July 31, 2004 was $146,468 (2003 - $60,462). Amortization expense has increased significantly due to the purchase of mining equipment during the current year and in the fourth quarter of 2003. The equipment purchased consists of two-drill jumbos, underground scoop trams, diesel generators, diesel compressors, and other earth-moving and mining equipment. It is utilized as part of the project to construct underground ramps, tunnels and drilling stations on the Company's Ocampo Project.

General and administrative expenses during the year were $2,173,945 (2003 - $1,431,859). Professional fees during the year were $4,519,252 (2003 - $2,025,985). General and administrative and professional fees have increased due to the general support for the Company's activities, as well as promotional and shareholder relations costs related to the operation of a public company and the cost of maintaining dual stock exchange listings. Included in current year's professional fees is a non-cash charge of $2,633,800 (2003 - $270,250) related to the fair value of options issued to consultants during the year. A corresponding amount has been credited to contributed surplus.

The Company incurred expenses of $605,584 (2003 - $205,196) for wages and benefits. Increases are due to the additional staffing in the mine management and finance departments required to manage the expanded exploration and development programs.

Foreign exchange gains of $2,022,149 (2003 - $3,005,526) were earned in the current year due to a long-term debt denominated in U.S. dollars and the translation of the Company's operations from Mexican pesos to Canadian dollars. The Company will continue to experience these foreign currency exchange fluctuations given its U.S. dollar denominated debt and Mexican operations. To minimize the exposure to foreign currency fluctuations, the Company holds all surplus funds in Canadian dollars.

During the current year, the Company reduced the carrying value of its Santa Maria and La Cuesta properties to nil as limited resources will be expended on these properties in the near term. Due to the consolidation of 100% of the Ocampo property with the termination of the Bolnisi agreements, the Company will focus the majority of its resources on the exploration and development of this resource. No write-offs were incurred in 2003.

The Company's carrying value of its investment of 10.9 million shares (2003 - 5 million shares) in Mexgold Resources Inc. was reduced by $652,000 to a carrying value of $11,648,000 due to its equity share in the loss for the year. The market value of the investment at July 31, 2004 was $27,468,000 based on the TSX Venture Exchange closing price of $2.52 per share for Mexgold Resources Inc. Prior to September 18, 2003, the shares in Mexgold were not publicly traded, therefore, no reliable market value data was available for the investment.

The net loss for the year ended July 31, 2004 was $6,958,300 and $0.13 per common share compared to a net loss of $534,771 ($0.02 per common share) for the year ended July 31, 2003. The increasing losses before foreign exchange gains, mineral property write-offs, and equity share of loss reflects the expenses of supporting the Company's ongoing and expanded exploration and development activities on the Ocampo Project.

Ocampo Gold-Silver Project

During the year, the Company continued its development of the Ocampo property with expenditures of $26.3 million (2003 - $6.0 million) as part of its 65,000-metre drill program and 6-kilometre underground ramp and tunnel development project. Included in the mineral property expenditures was a non-cash future tax adjustment of $1,974,832 (2003 - $56,770). Current

year significant expenditures on the property consisted of $6.8 million for mineral rights, which includes the buy-out of the open-pit joint venture partner, $5.2 million for equipment and consumables used in the construction of the underground ramps and tunnels, $4.8 million for diamond core drilling, $2.7 million for underground contract mining fees, and $1.1 million for geological services and studies.

The Company has released an updated resource study dated September, 2004 that defines a 7.5 million ounce gold-equivalent resource. The study was prepared by Mintec Inc., a well-known and respected mining engineering firm based in Tucson, Arizona. The results of this resource study are being incorporated in a feasibility study that is currently being completed for the Ocampo Project by Kappes, Cassiday & Associates, a widely recognized metallurgical and engineering firm with extensive experience constructing mines in Latin America. This study will include, but is not limited to: new reserve and resource calculations, mining plans for open-pits of the PGR trend deposits, mining plans for underground mining of the Aventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast Area, Process Plant (Mill) design, a heap leach circuit, site plans, and financial evaluation. The Company expects the feasibility study to be completed by the six months ended January 31, 2005.

The Company's mineral property expenditures during the years ended July 31, 2004 and 2003 are as follows:

Schedule of deferred mineral property expenditures	2004	2003
Mineral property, beginning balance	$ 54,833,669	$ 48,785,981
Mineral rights	6,782,663	74,845
Geological services and studies	1,055,822	147,701
Drilling	4,776,715	4,584,857
Assays	844,391	361,662
Equipment and consumables	5,241,573	401,860
Field Office	291,070	20,200
Camp materials and equipment	341,110	-
Health and Safety	52,820	-
Vehicles	747,310	1,631
Consulting fees	650,149	254,915
Contract Mining fees	2,749,807	120,204
Travel	763,454	23,043
Future income tax adjustment	1,974,832	56,770
Total current period additions	26,271,516	6,047,688
Write-off of mineral property expenditures	(1,063,448)	-
Mineral property, July 31	$ 80,041,737	$ 54,833,669

Liquidity

The Company's balance of cash and cash equivalents as at July 31, 2004 was $13,020,940 (2003 - $1,264,614). The Company maintains surplus funds not required for current exploration in Canadian funds. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of

the Company's receivables and payables are denominated in Mexican Pesos.

As at July 31, 2004, the Company had working capital of $12,341,959 (2003 - $727,517). Current liabilities increased to $4,038,805 as at July 31, 2004 from $1,307,239 as at July 31, 2003. This financial position reflects the significant investing activities during the period and the expanded nature of operations on the Ocampo Project which entails a higher level of accounts payable balances.

Details of the Company's operating, financing and investing activities, and long-term debt agreement are provided below. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration programs on its mineral properties and its ability to obtain equity financing. The Company currently has an adequate liquidity base with which to support its general operations and exploration and development activities on the Ocampo Project.

Operating

Operating activities during the year ended July 31, 2004 consumed cash of $2,903,271 (2003 - $1,817,015). The increase from the previous year is due to increased operational needs of the Company as it expands its mine management and administrative capacity to support the growth in the underground exploration and development operations.

Financing

Financing activities during the year ended July 31, 2004 totaled $55,207,578 (2003 - $3,750,900). During the year, the Company completed three fully subscribed private placement financings for net proceeds of $48,971,876. The first placement of gross proceeds of $17,250,000 closed on August 19, 2003 and consisted of 5,390,625 common shares sold at $3.20 per share. The second private placement of gross proceeds of $15,000,000 closed on November 21, 2003 and consisted of 2,439,024 shares sold at $6.15 per share. The third private placement of gross proceeds of $21,672,950 closed on February 26, 2004 and consisted of 3,334,300 Special Warrants sold at $6.50 per Special Warrant. Each Special Warrant was subsequently exercised for one common share on June 27, 2004. In addition, the Company received cash proceeds of $1,609,070 upon the exercise of options to purchase 1,823,700 common shares granted pursuant to the Company's stock option plan, cash proceeds of $2,980,670 upon the exercise of previously issued share purchase warrants to acquire 2,349,780 common shares, cash proceeds of $348,000 upon the exercise of previously issued compensation warrants to acquire 100,000 common shares, and non-cash proceeds of $793,000 in payment of professional services upon the exercise of options to purchase 305,000 common shares granted pursuant to the Company's stock option plan. The cash proceeds of these financing activities were used to fund operations, as well as to fund the termination payment of $USD 5,000,000 to Bolnisi Gold NL and invest $11.8 million to acquire 5.9 million shares and 2.95 million common share purchase warrants of Mexgold Resources Inc. to maintain the Company's approximately 25% interest in Mexgold.

As of July 31, 2004, the Company had 6,245,376 in-the-money exercisable options and warrants for a total value of $13,625,639 with expiry dates in the years 2006 to 2009. As of September 20, 2004, the Company had 56,676,715 common shares outstanding.

Investing

Investing activities during the year ended July 31, 2004 totaled $40,547,981 (2003 - $7,067,576). Investing activities during the period primarily relate to four cash expenditures. First, an expenditure of $24,296,684 (2003 -$5,990,918) was made on the Ocampo Project. The expenditures relate to diamond drill programs, and the building of ramps and tunnels to permit the extraction of the bulk samples and complete infill drilling from underground drill stations. The Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. Second, an expenditure of $4,066,596 (2003 - $576,658) was invested in capital assets related to the Ocampo Project, such capital assets consisting of earth moving equipment, trucks, material handling equipment and assorted mining equipment for the purpose of completing the development of the ramps and tunnels on the Company's Ocampo project. Third, an expenditure of $11,800,000 (2003 - $500,000) was made to acquire 5.9 million (2003 5.0 million) shares and 2.95 million common share purchase warrants of Mexgold Resources Inc. to maintain the Company's approximately 25% interest in Mexgold. Fourth, an expenditure of $384,701 was made on advance to related companies (2003 - $nil). This amount consists of non-interest bearing unsecured advances payable on demand.

Long-term debt agreement

A summary of the Company's financial commitments under its long-term debt agreement with Soyopa are as follows:

Year	Soyopa Loan
On or before November 23, 2006	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due. The long-term debt is secured by a first charge over certain mineral properties.

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand.

Capital Resources

A summary of the future commitments contained in the Company's option and joint venture agreements as at July 31, 2004 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V.	US$ 211,526	Upon sale of the Ocampo property to a third party
Compania Minera Global, S.A. de C.V.	US$ 1,000,000	Upon sale of the Ocampo property to a third party
Compania Minera, Brenda, S.A. de C.V.	8% of net profit up to a maximum US$ 2,000,000	US$ 2,000,000 less any net profit royalty payments is due and payable upon the sale of the Ocampo project to a third party
Compania Minera, Brenda, S.A. de C.V.	US$ 250,000	Upon a minimum proven reserve of 2 million ounces of gold and gold-equivalent

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. The Company does not expect to receive significant income from the Ocampo Project in the near term. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its property purchase agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company's properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above. Accordingly, the ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by directors:

	2004	2003
Management fees	$ 412,500	$ 282,938
Mineral property exploration expenditures	2,186,478	13,462
Professional fees	29,538	91,878
	$ 2,628,516	$ 388,278

At July 31, 2004 and 2003 and included in the management fees above, the Company had bonuses payable to directors of $225,000. Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in the 2004 period, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. As at July 31, 2004 these non-arm's length mineral exploration expenditures totalled $2,186,478 (2003 - $nil). These expenditures are recorded at fair value and are calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the year, the Company paid $412,500 (2003 - $282,938) in management fees and $29,538 (2003 - $91,878) in professional fees to directors and companies controlled by directors as part of the Company's compensation package for key officers and consultants.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

Fourth Quarter

The Company did not have any significant events that impacted the fourth quarter results.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements. Key accounting estimates for the Company include mineral and mining properties and future income taxes.

Mineral properties

Mineral properties are the sum of the Company's mineral claims acquisition and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production.

Future income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to

the extent that the recoverability of future income tax assets is not considered more likely than not. The Company's future income tax liability arises from the excess accounting value over the tax value of its mineral property in Mexico, as certain transactions of the Company have no tax basis in Mexico. The Company deducts available Canadian and Mexican loss carry forwards and share issue costs, but provides for a valuation allowance of the Canadian loss carry forwards and share issue costs, as it is considered more likely than not that the future income tax asset related to these losses will not be realized.

Changes in Accounting Policies Including Initial Adoption

Effective August 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 9 in the consolidated financial statements.

The Company's functional currency is Canadian dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.


Gammon Lake
CAHN

Auditors' Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of **Gammon Lake Resources Inc.** as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

Halifax, Nova Scotia, Canada
September 16, 2004

Grant Thornton LLP
Chartered Accountants




507

Gammon Lake Resources Inc. *Consolidated Statements of Operations and Deficit*

Years ended July 31

	2004	2003
Revenue		
Interest	$ 405,056	$ 106,143
Management fees (Note 6d)	230,000	360,000
	635,056	466,143
Expenses		
Amortization	146,468	60,462
General and administrative	2,173,945	1,431,859
Management fees	454,808	282,938
Professional fees	4,519,252	2,025,985
Wages and benefits	605,584	205,196
	7,900,057	4,006,440
Loss before other items	(7,265,001)	(3,540,297)
Foreign exchange gain	2,022,149	3,005,526
Write-off of mineral property	(1,063,448)	-
Loss on long-term equity investment	(652,000)	-
	306,701	3,005,526
Net loss	$ (6,958,300)	$ (534,771)
Loss per share (Note 10)	$ (0.13)	$ (0.02)
Deficit, beginning of year	$ (6,636,465)	$ (6,101,694)
Net loss	(6,958,300)	(534,771)
Deficit, end of year	$ (13,594,765)	$ (6,636,465)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc. *Consolidated Balance Sheets*

July 31

	2004	2003
Assets		
Current		
Cash and cash equivalents (Note 11)	$ 13,020,940	$ 1,264,614
Receivables		
Commodity taxes	2,619,566	732,554
Other	239,240	20,664
Prepaids	116,317	16,924
Due from related companies	384,701	-
	16,380,764	2,034,756
Long term investment (Note 3)	11,648,000	500,000
Capital assets (Note 4)	4,462,243	542,115
Mineral properties and related deferred costs (Notes 5 and 6)	80,041,737	54,833,669
	$ 112,532,744	$ 57,910,540
Liabilities		
Current		
Payables and accruals	$ 4,038,805	$ 1,307,239
Long term debt (Note 7)	9,304,400	9,870,000
Future income taxes (Note 8)	10,170,900	9,430,000
	23,514,105	20,607,239
Shareholders' Equity		
Capital stock (Note 9)	98,642,382	43,939,766
Contributed surplus (Note 9)	3,971,022	-
Deficit	(13,594,765)	(6,636,465)
	89,018,639	37,303,301
	$ 112,532,744	$ 57,910,540

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)

On behalf of the Board

Fred George Director *Brad Langille* Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc. *Consolidated Statements of Cash Flows*

Years Ended July 31

	2004	2003
Increase (decrease) in cash and cash equivalents		
Operating		
Net loss	$ (6,958,300)	$ (534,771)
Amortization	146,468	60,462
Foreign exchange gain	(2,022,149)	(3,005,526)
Stock option expense	3,466,060	1,147,250
Mineral property write-off	1,063,448	-
Loss on equity investment	652,000	-
	(3,652,473)	(2,332,585)
Change in non-cash operating working capital (Note 11)	749,202	515,570
	(2,903,271)	(1,817,015)
Financing		
Net proceeds from issuance of capital stock	55,207,578	3,750,900
Investing		
Acquisition of investment	(11,800,000)	(500,000)
Acquisition of capital assets	(4,066,596)	(576,658)
Advances to related companies	(384,701)	-
Expenditures on mineral properties and related deferred costs	(24,296,684)	(5,990,918)
	(40,547,981)	(7,067,576)
Net increase (decrease) in cash and cash equivalents	11,756,326	(5,133,691)
Cash and cash equivalents		
Beginning of year	1,264,614	6,398,305
End of year (Note 11)	$ 13,020,940	$ 1,264,614

See accompanying notes to the consolidated financial statements.

1 Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there-from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2 Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.'s financial position as at July 31, 2004 as well as its results of operations and cash flows for the years ended July 31, 2004 and 2003. The accounting principles conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 14.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs

Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Long term investment

The Company accounts for its investment in a company over which it has significant influence using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.

Capital assets and amortization

Capital assets are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Exploration equipment	5 – 10 years
Furniture and fixtures	5 – 10 years
Vehicles	4 years
Buildings	20 years

Revenue recognition

Revenue is recognized when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

Stock based compensation and change in accounting policy

Effective August 1, 2003, the Company prospectively adopted the fair value method of accounting for employee stock-based compensation. Stock option costs are measured at the grant date based on the fair value of the options.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted loss per common share, when applicable, considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs

Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As current government regulations do not provide for any required future site restoration and abandonment costs, no provision has been provided in the consolidated financial statements.

Recent accounting pronouncements

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

Revenue Recognition (SAB 104)

The Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 104, Revenue Recognition, to update SAB 101, Revenue Recognition in Financial Statements, primarily to reflect the issuance of Issue 00-21 of the Emerging Issues Task Force, Revenue Arrangements with Multiple Deliverables. Because some revenue arrangements contain multiple deliverables, the staff believes that an entity should determine the units of accounting in an arrangement before applying the guidance in SAB 104.

Accounting for Shares that Provide Investors with a Sale Right (EIC-148)

Abstract no. 148 addresses the situation where an enterprise issues shares with a right that permits the holders to require the sale of the company in order to recover their investment. This right can be exercised only if, after a certain period of time, a triggering event or circumstance (e.g. an IPO) has not occurred. The issuing enterprise would then have an option to comply with the mechanism of the sale right or, within an agreed time frame, to trigger a call right and repurchase the shares. This would be the right, not the obligation, of the enterprise to avoid the application of the sale right by purchasing the shares of the investors.

The Committee reached a consensus that the issuing enterprise would be economically compelled to redeem the investors' shares in order to prevent what would amount to the expropriation of the enterprise, or the common shares, by the investors. Accordingly, the issuing enterprise should classify the shares issued to the investors as liabilities.

Flow-through Shares (EIC-146)

Abstract No. 146 provides guidance on the appropriate date of recognition of the future tax liability related to the renouncement of the tax deductions, and on the impact to the previously unrecorded future income tax assets in the accounting for the tax liability on renouncement.

The Committee reached a consensus that the tax effect of the renounced deductions [i.e. the future income tax liability which will arise when there is no tax deduction correlating to the accounting deduction of the resource expenditures] should be recognized, and shareholder's equity reduced, on the date the company renounces the associated tax credits, provided there is reasonable assurance the expenditures will be made. The date of the renouncement by the company may differ from the effective date of the renouncement that allows an investor to claim the tax deduction.

Some resource companies will have unrecognized future tax assets [i.e. they have recorded a valuation allowance] that have not been recognized as a result of applying the "more likely than not" test. When the taxable timing differences related to the renouncement of resource deductions are expected to reverse in the carry forward period, the company can reverse some portion of the previous valuation allowance. In such circumstances, the Committee reached a consensus that the reversal of the valuation allowance should result in a credit in the income statement as a reduction of income tax expense.

3 Long term Investment

The Company's long-term investment, carried at equity, consists of 10,900,000 shares, representing approximately a 25% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. ("Mexgold"). Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV: MGR), which holds a 100% interest in a Mexican gold and silver mineral exploration property, known as the "Guadalupe Gold-Silver Project" and a 100% interest in Compania Minera Del Cubo, a gold and silver producing mine in Guanajuto State, Mexico.

Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

	July 31, 2004	July 31, 2003
Initial investment in Mexgold Resources Inc.	$ 500,000	$ -
Acquisition of investment	11,800,000	500,000
Equity share of losses of Mexgold Resources Inc.	(652,000)	-
	$ 11,648,000	$ 500,000

The market value of investment as at July 31, 2004 was $27,468,000. Prior to September 18, 2003, the shares in Mexgold were not publicly traded, therefore, no reliable market value data was available for the investment. The Company also holds 2.95 million warrants to purchase Mexgold common shares at an exercise price of $2.50 each, expiring February 26, 2006.

4 Capital assets

	July 31, 2004			July 31, 2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 94,953	$ 20,445	$ 74,508	$ 15,052	$ 6,502	$ 8,550
Exploration equipment	3,624,182	167,677	3,456,505	604,202	75,234	528,968
Vehicles	184,781	23,557	161,224	-	-	-
Buildings	629,645	11,727	617,918	-	-	-
Furniture and fixtures	159,530	7,442	152,088	7,243	2,646	4,597
	$ 4,693,091	$230,848	$4,462,243	$626,497	$ 84,382	$542,115

5 Mineral properties and related deferred costs

For the year ended July 31, 2004

	La Cuesta and Santa Maria (Mexico)	Ocampo (Mexico)	Total
Balance, July 31, 2002	1,063,448	47,722,533	48,785,981
Expenditures during the year	-	6,047,688	6,047,688
Balance, July 31, 2003	$ 1,063,448	$ 53,770,221	$ 54,833,669
Write-off during the year	(1,063,448)	-	(1,063,448)
Expenditures during the year	-	26,271,516	26,271,516
Balance, July 31, 2004	$ -	$ 80,041,737	$ 80,041,737

Included in current period expenditures are future income tax adjustments of $1,974,832 (2003 - $56,770) related to the adjustment of the temporary difference between accounting and tax values of the mineral property. The Company has written off the La Cuesta and Santa Maria properties as it has not incurred any exploration expenditures in the last three fiscal years and has no plans in the current fiscal year to develop these properties.

Schedule of deferred mineral property expenditures	2004	2003
Mineral property, beginning balance	$ 54,833,669	$ 48,785,981
Mineral rights	6,782,663	74,845
Geological services and studies	1,055,622	147,701
Drilling	4,776,715	4,584,857
Assays	844,391	361,662
Equipment and consumables	5,241,573	401,860
Field Office	291,070	20,200
Camp materials and equipment	341,110	-
Health and Safety	52,820	-
Vehicles	747,310	1,631
Consulting fees	650,149	254,915
Contract Mining fees	2,749,807	120,204
Travel	763,454	23,043
Future income tax adjustment	1,974,832	56,770
Total current period additions	26,271,516	6,047,688
Write-off of mineral property expenditures	(1,063,448)	-
Mineral property, July 31	$ 80,041,737	$ 54,833,669

6 Commitments and contingencies

Option and joint venture agreements

a) Minera Fuerte Mayo, S.A. de C.V. ("Fuerte Mayo")/Compania Minera Brenda, S.A de C.V. ("Brenda")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

The company has fulfilled all drilling and exploration expenditures required under the contract to acquire the full 100% interest. Fuerte Mayo has given the Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. ("Minera Brenda"). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

b) Minerales de Soyopa, S.A. de C.V. ("Soyopa")

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 7.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c) Compania Minera Global, S.A. de C.V. ("Global")

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

d) Bolnisi Gold NL ("Bolnisi")

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property. Bolnisi paid the Company $230,000 (2003 - $360,000) under the terms of a previous agreement.

On November 6, 2003, the Company entered into an agreement with Bolnisi and Recursos Mineros S.A. de C.V (a wholly-owned subsidiary of Bolnisi) to terminate all agreements between the companies in exchange for a payment of $USD 5,000,000 to Bolnisi. Bolnisi, in return, agreed to deliver technical information related to the Ocampo open-pit project according to a schedule in the agreement. On December 9th, 2003 all technical reports were received by the Company and the payment of US$ 5,000,000 (CAD$ 6,500,000) was made by the Company in favour of Bolnisi.

A summary of the future commitments based on the above noted option and joint venture agreements at July 31, 2004 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V.	US $ 211,526	Upon sale of the related property
Compania Minera Global, S.A. de C.V.	US $ 1,000,000	Upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	US $ 2,000,000	8% of net profits attributable to related mining claims or upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	US $ 250,000	Upon a minimum proven reserve amount

7 Long term debt

	2004	2003
Soyopa loan, non-interest bearing, translated to Canadian dollars at July 31, 2004.	$ 9,304,400	$ 9,870,000

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.) US $3,500,000 on or before November 23, 2006;

ii.) US $3,500,000 on or before November 23, 2007;

iii.) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties.

8 Income taxes

The following table reconciles the expected income tax recovery (payable) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended July 31, 2004 and 2003.

	2004	2003
Net loss	$ 6,958,300	$ 534,771
Income tax rate	38%	42%
Expected income tax recovery	2,644,000	225,000
Statutory rate change	-	(43,000)
Share issue costs	386,000	(130,000)
Temporary differences and other	-	(16,000)
Income adjustment on inter-company charges	-	276,000
Tax effect of foreign exchange gains that are not taxable for income tax purposes	726,000	488,000
Tax effect of equity pickup on investments	(248,000)	-
Write-off of mineral properties	(404,000)	-
Non-deductible stock option expense	(1,317,000)	-
Valuation allowance	(1,787,000)	(800,000)
Provision for income taxes	$ -	$ -

The following table reflects future income tax liabilities at July 31, 2004 and 2003.

	2004	2003
Accounting value of mineral properties and related deferred costs in excess of tax value	$ 18,831,400	$ 12,115,000
Deductible share issue costs	(1,670,800)	(312,000)
Non-capital losses carried forward	(12,563,600)	(5,581,000)
	4,597,000	6,222,000
Valuation allowance	5,573,900	3,208,000
Future income tax liabilities recognized	$ 10,170,900	$ 9,430,000

The Company has tax loss carryforwards expiring in the following years:

Year	Canada	Mexico	Total
2005	$ 197,741	$ -	$ 197,741
2006	367,364	-	367,364
2007	887,312	-	887,312
2008	1,349,367	-	1,349,367
2009	798,312	-	798,312
2010	534,771	1,242,313	1,777,084
2012	-	2,896,865	2,896,865
2013	-	10,854,087	10,854,087
2014	6,136,436	12,070,712	18,207,148
	$ 10,271,303	$ 27,063,977	$ 37,335,280

9 Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.



Issued and outstanding:

	Number of Common Shares	Ascribed Value
Balance – July 31, 2002	36,453,766	$ 39,041,616
Issued during the year ended July 31, 2003:		
For cash upon exercise of share purchase options	1,275,500	1,165,800
For cash upon exercise of share purchase warrants	2,011,270	2,174,512
For cash upon exercise of compensation warrants	293,750	410,588
Pursuant to agreement for professional services and exercise of share purchase options	900,000	1,147,250 (1)
Balance – July 31, 2003	40,934,286	$ 43,939,766
Issued during the year ended July 31, 2004:		
For cash upon exercise of share purchase options	1,823,700	1,609,070
For cash upon exercise of share purchase warrants	2,349,780	2,980,670
For cash upon exercise of compensation warrants	100,000	348,000
Pursuant to agreement for professional services and exercise of share purchase options	305,000	793,000 (2)
For cash pursuant to private placements	11,163,949	48,971,876
Balance – July 31, 2004	56,676,715	$ 98,642,382

1) Pursuant to professional services agreements, the Company issued 500,000 shares at a price of $1.01 per share, and 400,000 shares at a price of $0.93 per share, representing the approximate trading value at the time the agreement was entered into. Included in the ascribed value is $270,250, which was the fair value of the options at the time of the issuance.

2) Pursuant to professional services agreements, the Company issued 305,000 shares at a price of $2.67 per share, representing the approximate trading value at the time the agreement was entered into.

Escrow shares

As at July 31, 2004, 15,000 (2003 - 1,123,976) common shares issued to promoters of the Company and other investors are held in escrow and will be released subject to certain regulatory approvals.

Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 11,500,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

During the year ended July 31, 2004, 1,640,000 options that were granted to consultants and employees were expensed based

on the fair value of the options on the date granted. As a result, $2,633,800 was recorded as professional fees and contributed surplus and $39,260 was recorded as wages and contributed surplus. The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Options earned during the 1st quarter	
Dividend yield	0%
Expected volatility	100%
Risk free interest rate	3.75%
Expected life	5 years

Options earned during the 2nd quarter	
Dividend yield	0%
Expected volatility	63%
Risk free interest rate	3.75%
Expected life	5 years

During the year ended July 31, 2004, 4,070,000 options that were issued to directors, employees and consultants are subject to shareholder approval at the Company's next annual meeting. These options will vest at that time and the fair value amount of $12,528,200 will be recorded in professional fees and wages and benefits with a corresponding credit to contributed surplus. The fair value of this option grant was calculated using the Black-Scholes option pricing model with the following average assumptions:

Dividend yield	0%
Expected volatility	63%
Risk free interest rate	3.59%
Expected life	5 years

An aggregate of 17,026,300 options have been granted pursuant to the Company's stock option plan of which 7,168,000 have been exercised or have expired. Set forth below is a summary of the outstanding options to purchase common shares as at July 31, 2004.

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted average remaining contractual life(yrs)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$0.00 - $0.50	30,000	2.16	$ 0.50	30,000	$ 0.50
$0.51 - $1.00	567,500	2.60	$ 0.79	567,500	$ 0.79
$1.01 - $1.50	1,640,000	2.76	$ 1.15	1,640,000	$ 1.15
$2.51 - $3.00	3,559,800	3.93	$ 2.60	3,559,800	$ 2.60
$5.00 - $5.50	4,020,000 (1)	4.51	$ 5.45	-	$ -
$7.51 - $8.00	50,000 (1)	4.78	$ 7.94	-	$ -

	July 31, 2004		July 31, 2003	
Fixed Options	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	7,951,000	$ 1.79	4,576,500	$ 0.98
Granted	4,172,000 (1)	$ 5.48	5,550,000 (2)	$ 2.13
Expired	(127,000)	$ (4.70)	-	$ -
Exercised	(2,128,700)	$ (1.13)	(2,175,500)	$ (0.94)
Outstanding, end of year	9,867,300	$ 3.44	7,951,000	$ 1.79
Options exercisable, end of year	5,797,300	$ 2.00	4,051,000	$ 0.99

1) Included in the options granted are 4,070,000 options that are subject to shareholder approval at the next annual and special meeting.

2) 3,900,000 options granted during the year ended July 31, 2003 were subject to shareholder approval at the next annual and special meeting. They were subsequently approved at that meeting.

Compensation Warrants

A summary of the 448,076 outstanding compensation warrants to purchase common shares as at July 31, 2004 is as follows:

Number of Common Shares Under Compensation Warrant	Expiration Date	Exercise Price
277,344	August 15, 2006	$3.48
170,732	November 21, 2006	$6.15

The Company issued 548,076 broker's compensation warrants during the year as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price
377,344	August 15, 2006	$3.48
170,732	November 21, 2006	$6.15

The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

Warrants expiring 15-Aug-06	
Dividend yield	0%
Expected volatility	100%
Risk free interest rate	3.36%
Expected life	3 years

Warrants expiring 21-Nov-06	
Dividend yield	0%
Expected volatility	63%
Risk free interest rate	3.47%
Expected life	3 years

As a result, $1,297,962 was recorded as contributed surplus and share issue costs.

Pro-forma financial information for 2003

For the year ended July 31, 2003, the Company applied the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost was recognized. Had stock-based compensation for 3,510,000 options granted under the Plan since July 31, 2002 been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, and assuming the options subject to shareholder approval are authorized, the Company's pro forma net earnings and earnings per share for the year ended July 31, 2003 would have been as follows:

	Net Loss	Loss Per Share
As reported	$ (534,771)	$ (0.02)
Pro forma	$ (6,079,329)	$ (0.17)

For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

Dividend yield	0%
Expected volatility	100%
Risk free interest rate	4.03%
Expected life	5 years

During the year ended July 31, 2003, 500,000 options were granted to a consultant which has been based on the fair value of the options on the date granted. For the purposes of this calculation, the fair value of options was estimated using an expected life of two years. As a result, $270,250 was recorded as professional fees and contributed surplus.

10 Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year ended July 31, 2004 of 52,298,985 (2003 - 35,670,888).

Diluted loss per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted weighted average number of shares for the year ended July 31, 2004 and 2003 were not presented, as all factors are anti-dilutive.

11 Supplemental cash flow information

	2004	2003
Change in non-cash operating working capital:		
Receivables	$ (2,105,588)	$ (511,780)
Prepaids	(99,393)	(12,924)
Payables and accruals	2,954,183	1,040,274
	$ 749,202	$ 515,570
Interest and income taxes paid:		
Interest	$ Nil	$ Nil
Income taxes	$ Nil	$ Nil
	July 31 2004	July 31 2003
Cash and cash equivalents consist of:		
Cash on hand and balances with banks	$ 1,138,591	$ 361,614
Temporary money market instruments	11,882,349	903,000
	$ 13,020,940	$ 1,264,614

Temporary money market instruments consisted of commercial paper discount notes of rates from 1.94% -1.97% with terms of less than 60 days.

12 Related party transactions

The Company paid the following amounts to directors and companies controlled by directors:

	2004	2003
Management fees	$ 412,500	$ 282,938
Mineral property exploration expenditures	2,186,478	13,462
Professional fees	29,538	91,878
	$ 2,628,516	$ 388,278

At July 31, 2004 and 2003 and included in the management fees above, the Company had bonuses payable to directors of $225,000. Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

13 Financial instruments

The Company's financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars. Balances are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The company does not enter into derivitive financial instruments to mitigate the foreign exchange risks related to the foregoing items.

The Company estimates that the fair value of its cash and cash equivalents, receivables, and payables approximate the carrying value of the assets and liabilities. There is no satisfactory market for the Company's long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.



14 Differences between Canadian and U.S. generally accepted accounting principles

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to net loss for the years ending July 31, 2004 and 2003 and to shareholders' equity at July 31, 2004 and 2003 in order to conform to accounting principles generally accepted in the United States of America (U.S. GAAP).

Statement of loss:	Year Ended July 31 2004	Year Ended July 31 2003
Net loss for the year based on Canadian GAAP	$ (6,958,300)	$ (534,771)
Deferred exploration costs prior to the establishment of proven and probable mineral reserves a)	(28,266,246)	(6,032,488)
Write off of mineral properties and related deferred costs capitalized in prior periods under Canadian GAAP	1,063,448	-
Future income taxes relating to deferred exploration costs a)	1,974,800	56,770
Amortization of mineral rights a)	(6,376,293)	(6,373,596)
Future income tax relating to the amortization of mineral rights a)	1,697,611	1,561,531
Foreign exchange gain on future income taxes liability previously expensed	(142,000)	(602,000)
Interest expense on long term debt adjusted to fair value f)	(575,125)	(643,797)
Foreign exchange gain on adjusted long term debt f)	(190,434)	(389,617)
Net loss for the year based on U.S. GAAP	$ (35,772,539)	$ (12,957,968)
Loss per share, basic and diluted	$ (0.68)	$ (0.36)

Shareholders' equity:	July 31 2004	July 31 2003
Shareholders' equity based on Canadian GAAP	$ 89,018,639	$ 37,303,301
Deferred exploration costs prior to the establishment of proven and probable mineral reserves a)	(43,046,290)	(16,780,044)
Future income taxes relating to deferred exploration costs a)	5,407,570	3,432,770
Amortization of mineral rights a)	(12,749,889)	(6,373,596)
Future income taxes relating to the amortization of mineral rights a)	3,259,142	1,561,531
Foreign exchange gain on future income taxes liability previously expensed with exploration costs a)	(744,000)	(602,000)
Adjustment for exploration costs on abandoned properties b)	1,258,296	194,848
Interest expense on long term debt adjusted to fair value f)	(1,668,150)	(1,093,024)
Foreign exchange gain on fair value adjusted long term debt f)	(607,996)	(417,563)
Shareholders' equity based on U.S. GAAP	$ 40,127,322	$ 17,226,223

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1) Mineral properties and related deferred costs

	July 31 2004	July 31 2003
Canadian GAAP	$ 80,041,737	$ 54,833,669
Deferred exploration costs prior to the establishment of proven and probable mineral reserves a)	(43,046,290)	(16,780,044)
Amortization of mineral rights a)	(12,749,889)	(6,373,596)
Adjustment for exploration costs on abandoned properties b)	1,258,296	194,848
Adjustment for mineral property purchase at fair value f)	(3,713,090)	(3,713,090)
U.S. GAAP	$ 21,790,764	$ 28,161,787

2) Long term debt

	July 31 2004	July 31 2003
Canadian GAAP	$ $9,304,400	$ 9,870,000
Adjustment of long term debt to fair value f)	(3,713,090)	(3,713,090)
Interest payable on long term debt adjusted to fair value f)	1,668,150	1,093,024
Foreign exchange gain on fair value adjusted long term debt f)	607,996	417,563
U.S. GAAP	$ 7,867,456	$ 7,667,497

3) Future income taxes

	July 31 2004	July 31 2003
Canadian GAAP	$ 10,170,900	$ 9,430,000
Future income taxes relating to deferred exploration costs a)	(5,407,570)	(3,432,770)
Future income taxes relating to the amortization of mineral rights a)	(3,259,142)	(1,561,531)
Foreign exchange gain on future income tax liabilities previously expensed a)	744,000	602,000
U.S. GAAP	$ 2,248,188	$ 5,037,699

a) Mineral properties and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - "Accounting by Mining Enterprises for Exploration Costs" which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee's consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under United States GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

Further, pursuant to FAS 142, effective August 2002, the costs of acquiring mineral rights are considered to be intangible assets with finite lives and under US GAAP must be amortized over the useful life of the mineral right. Accordingly, the Company has commenced amortizing the mineral rights over their estimated useful lives of 6 years commencing August 1, 2002.

b) Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the years ended July 31, 2004, 2001 and 2000, $1,063,448, $150,784 and $44,064 respectively was written-off as the development was not considered economically feasible and therefore abandoned. Under U.S. GAAP these costs would have been expensed in a prior period. The write-off of the mineral rights under U.S. GAAP would be included in the expenses and the sub-total loss before write-off would not be permitted.

c) Stock-based compensation

Effective August 1, 2003, the Company accounted for its stock based compensation under US GAAP in accordance with FAS No. 123 (fair value method) for both employees and non-employees.

Under Canadian GAAP, stock options granted to employees and non-employees prior to August 1, 2002 are accounted for as capital transactions when the options were exercised. Subsequent to August 1, 2002, under Canadian GAAP, stock options granted to employees and directors continued to be accounted for as capital transactions and stock options granted to non-employees were accounted for using the fair value method.

Prior to August 1, 1999, the Company had issued stock options to non-employees with a total fair value of $180,613 which was expensed for U.S. GAAP purposes.

Stock options issued during the year ended July 31, 2004 were accounted for in accordance with US GAAP under FAS No. 123. If the Company had accounted for its stock-based compensation plan for employees during the fiscal year ended July 31, 2003, under FAS No. 123, the pro forma impact would have been as follows:

	Year Ended July 31 2003
Net loss for the year based on U.S. GAAP	$ 12,957,968
Expense under FAS No.123	5,544,558
Pro forma net loss	$ 18,502,526
Pro forma loss per share:	
Basic and diluted	$ (0.52)

The Company estimated the fair value of options granted using the Black-Scholes option price model with the following assumptions:

	Year Ended July 31 2003
Risk free interest rate	4.03%
Expected life of options	5 years
Expected volatility of the Company's share price	100
Expected dividend yield	-
Weighted average fair value of options granted	$ 1.97

d) Statements of cash flows

As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as operating rather than investing, resulting in the following totals.

	Year Ended July 31 2004	Year Ended July 31 2003
Cash used in operations	$ (27,194,685)	$ (7,596,378)
Cash used in investing	$ (16,256,566)	$ (1,288,213)

e) Comprehensive income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130"), is applicable for US GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

f) Fair value of long term debt

In consideration for the Soyopa claims acquired in November, 2001 (Note 6(b)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 7. Under Canadian GAAP, this loan has been presented at its face value of US $7,000,000. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company's mineral properties accordingly. During the periods subsequent to November, 2001, the interest imputed on the loan is recorded as a period expense.


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Market *Information*

Gammon Lake Resources Inc. is listed on the Toronto Stock Exchange under the symbol GAM and on the American Stock Exchange under the symbol GRS.


Gammon Lake Share Performance vs. Gold Price
Trading Symbol TSX: GAM
AMEX: GRS
Avg. Daily Trading 359,635
GAM
Gold Price
190%
170%
150%
130%
110%
90%
70%
50%
30%
10%
-10%
Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04 Mar-04 Apr-04 May-04 Jun-04 Jul-04

Year ended July 31, 2004	2004			2003		
	High	Low	Avg. Daily Trading Volume	High	Low	Avg. Daily Trading Volume
Toronto Stock Exchange ($C)						
First Quarter	6.25	3.33	219,881	1.46	0.90	48,977
Second Quarter	6.99	5.15	164,149	3.07	0.99	183,408
Third Quarter	10.20	5.29	244,682	2.57	1.93	93,817
Fourth Quarter	10.05	7.15	166,069	3.61	1.85	120,383
American Stock Exchange ($US)						
First Quarter	4.79	3.04	135,707	** Gammon Lake Resources listed on the American Stock Exchange on September 4, 2003*		
Second Quarter	5.36	3.50	136,410			
Third Quarter	7.79	4.09	247,863			
Fourth Quarter	7.35	5.03	192,244			

Corporate *Information*

TSX: **GAM** Toronto Stock Exchange
AMEX: **GRS** American Stock Exchange
BSX: **GL7** Berlin Stock Exchange

Share Details as of July 31, 2004
Shares Issued: 56,676,715
Fully Diluted: 62,922,091

Officers:
Fred George, President & Chairman
Bradley H. Langille, CEO
L. Leanne Dowe, CA, CFO
Greg Liller, VP Exploration

Directors:
Fred George, President & Chairman
Bradley H. Langille, CEO
Greg Liller, VP Exploration
Alejandro Caraveo Vallina
Rudolfo Nieblas
Colin Sutherland, CA, CFP

Auditors:
Grant Thornton
238A Brownlow Avenue, Suite 301
Dartmouth, NS B2Y 3Z6 Canada

Legal Counsel:
McInnes Cooper
1601 Lower Water Street, PO Box 730
Halifax, NS B3J 2V1 Canada

Transfer Agent:
Computershare Trust Company
1500 University Avenue, Suite 700
Montreal, PQ H3A 3S8 Canada

Bankers:
Royal Bank of Canada
5161 George Street
Halifax, NS B3J 1M7 Canada



Office in Mexico:
Gammon Lake de Mexico, S.A. de C.V.
Sor Juana Ines de la Cruz #2102, Col. Altavista,
Chihuahua, Mexico

Corporate Head Office:
Gammon Lake Resources Inc.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, NS B3B 1T5 Canada

Telephone: (902) 468-0614
Fax: (902) 468-0631
Email: info@gammonlake.com
Website: www.gammonlake.com

Gammon Lake Resources Inc.

202 Brownlow Ave.
Cambridge 2, Suite 306,
Dartmouth Nova Scotia Canada
B3B 1T5

TSX: GAM / AMEX:GRS